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12012761

SECUR... ON
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 29565

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2011 AND ENDING December 31, 2011
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
First Financial Securities of America, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

515 N Sam Houston Parkway E, Suite 500
(No. and Street)

Houston (City) — Texas (State) — 77060 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Larry Forrester — 281-847-8422
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ham, Langston & Brezina, LLP
(Name – *if individual, state last, first, middle name*)

11550 Fuqua, Suite 500 (Address) — Houston (City) — Texas (State) — 77034 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Larry Forrester, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Financial Securities of America, Inc., as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BECKY FERGUSON
MY COMMISSION EXPIRES
OCTOBER 18, 2014

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST FINANCIAL SECURITIES OF AMERICA, INC.

FINANCIAL STATEMENTS
WITH REPORT OF INDEPENDENT ACCOUNTANTS
as of and for the years ended December 31, 2011 and 2010

FIRST FINANCIAL SECURITIES OF AMERICA, INC.

TABLE OF CONTENTS

HAM, LANGSTON & BREZINA, L.L.P.
11550 FUQUA, SUITE 475
HOUSTON, TEXAS 77034
PHONE (281) 481-1040
FAX (281) 481-8485
www.hlb-cpa.com

REPORT OF INDEPENDENT ACCOUNTANTS

The Board of Directors
First Financial Securities of America, Inc.:

We have audited the accompanying statements of financial condition of First Financial Securities of America, Inc. (the "Company") as of December 31, 2011 and 2010, and the related statements of income, changes in shareholder's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2011 and 2010, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Ham, Langston & Brezina, L.L.P.

Houston, Texas
February 24, 2012

FIRST FINANCIAL SECURITIES OF AMERICA, INC.

STATEMENTS OF FINANCIAL CONDITION

December 31, 2011 and 2010

ASSETS	**2011**	**2010**
Current assets:		
Cash and cash equivalents	$ 832,136	$ 946,301
Restricted cash	10,000	10,000
Commissions receivable	138,255	162,748
Receivables, related parties	8,785	6,926
Prepaid expenses	72,394	64,659
Total current assets	1,061,570	1,190,634
Capital lease assets, net	5,978	8,150
Total assets	$1,067,548	$1,198,784
LIABILITIES AND SHAREHOLDER'S EQUITY		
Current portion of capital lease obligation	$ 2,231	$ 2,023
Accounts payable and accrued expenses	48,633	52,573
Accounts payable, related party	70,677	133,967
Deferred tax liability	1,518	1,895
Income taxes payable to Parent	84,798	303,184
Total current liabilities	207,857	493,642
Capital lease obligation, net of current portion	4,473	6,704
Total liabilities	212,330	500,346
Commitments and contingencies		
Shareholder's equity:		
Class A common stock, no par value; 375,000 shares authorized, issued, and outstanding	1,000	1,000
Additional paid-in capital	11,000	11,000
Retained earnings	843,218	686,438
Total shareholder's equity	855,218	698,438
Total liabilities and shareholder's equity	$1,067,548	$1,198,784

The accompanying notes are an integral part of these financial statements.

FIRST FINANCIAL SECURITIES OF AMERICA, INC.

STATEMENTS OF INCOME

for the years ended December 31, 2011 and 2010

	2011	2010
Revenues:		
Commission revenue	$1,204,870	$1,065,025
Expenses:		
Overhead expense reimbursement - related party	511,597	559,689
Service fee - related parties	300,000	300,000
Depreciation and amortization	2,172	2,174
Sales commissions	51,853	26,112
Licenses and fees	64,256	66,119
Education and training	8,681	27
Temporary help	-	2,932
Taxes	10,398	9,276
Consulting fees	12,812	8,031
Other operating expenses	1,900	1,143
Total expenses	963,669	975,503
Net income before income taxes	241,201	89,522
Provision (benefit) for income taxes:		
Current	84,798	31,454
Deferred	(377)	(122)
	84,421	31,332
Net income	$ 156,780	$ 58,190

The accompanying notes are an integral part of these financial statements.

FIRST FINANCIAL SECURITIES OF AMERICA, INC.

STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY

for the years ended December 31, 2011 and 2010

	Class A Common Stock	Additional Paid-in Capital	Retained Earnings	Total Shareholder's Equity
Balance, December 31, 2009	$ 1,000	$ 11,000	$ 628,248	$ 640,248
Net income	-	-	58,190	58,190
Balance, December 31, 2010	1,000	11,000	686,438	698,438
Net income	-	-	156,780	156,780
Balance, December 31, 2011	$ 1,000	$ 11,000	$ 843,218	$ 855,218

The accompanying notes are an integral part of these financial statements.

FIRST FINANCIAL SECURITIES OF AMERICA, INC.

STATEMENTS OF CASH FLOWS

for the years ended December 31, 2011 and 2010

	2011	2010
Cash flows from operating activities:		
Net income	$ 156,780	$ 58,190
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	2,172	2,174
Deferred tax benefit	(377)	(122)
Changes in:		
Commissions receivable	24,493	(37,817)
Receivable, related parties	(1,859)	1,814
Prepaid expenses	(7,735)	258
Accounts payable and accrued expenses	(3,940)	23,402
Accounts payable, related parties	(63,290)	66,024
Income taxes payable to Parent	(218,386)	31,455
Net cash (used)/provided by operating activities	(112,142)	145,378
Cash flows from financing activities:		
Payments on capital lease obligations	(2,023)	(1,833)
Net cash used in financing activities	(2,023)	(1,833)
Net (decrease)/increase in cash and cash equivalents	(114,165)	143,545
Cash and cash equivalents, beginning of year	946,301	802,756
Cash and cash equivalents, end of year	$ 832,136	$ 946,301
Supplemental disclosures of cash flow information:		
Interest paid	$ 771	$ 960
Income taxes paid	$ 303,184	$ -

The accompanying notes are an integral part of these financial statements.

FIRST FINANCIAL SECURITIES OF AMERICA, INC.

NOTES TO FINANCIAL STATEMENTS

---

1. **Description of Business**

First Financial Securities of America, Inc., (the "Company" or "FFS"), a wholly owned subsidiary of American Fidelity Assurance Company (the "Parent"), is a private investment banking firm and fully disclosed Securities Broker-Dealer located in Houston, Texas. The Company is registered as a Broker-Dealer with the Securities and Exchange Commission and is a member of the Financial Institutions Regulatory Authority ("FINRA"). The Company's business is primarily the sale of variable annuity products to employees of school districts which are also customers of First Financial Corporation, Inc. ("FFC"), a company associated with the Company's former Parent, North American Insurance Agency of Texas, which shares certain common management.

2. **Summary of Significant Accounting Policies**

Basis of Accounting

The Company prepares its financial statements using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Revenue Recognition

Revenue consisting of commissions earned from the sponsor of the securities products is generally recognized upon the closing of the sale of the products.

Allowance for Doubtful Accounts

The allowance for doubtful accounts reflects management's best estimate of probable losses inherent in the commissions receivable balance. The Company determines the allowance based on known troubled accounts, historical experience, and other currently available evidence. At December 31, 2011 and 2010, there was no allowance as management believes all accounts are collectible.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company defines cash and cash equivalents as cash on hand, demand deposits, and short-term, highly liquid investments with an original maturity of three months or less.

Capital Lease Assets

Leased property meeting certain criteria is capitalized and the present value of the related lease payment is recorded as a liability. Amortization of capitalized assets is computed on the straight-line method over the term of the lease, which is approximately five years.

Continued

2. Summary of Significant Accounting Policies, continued

Concentrations of Credit Risk

Financial instruments which subject the Company to concentrations of credit risk include cash and cash equivalents and commissions receivable.

FFS maintains its cash in banks selected based upon management's assessment of the bank's financial stability. Balances periodically exceed the federal depository insurance limit; however, the Company has not experienced any losses on its deposits.

Commissions receivable arise from the commission earned from the sale of variable annuity and/or mutual fund products to employees of school districts. Collateral is generally not required for credit granted.

For the year ended December 31, 2011, approximately 57% and 26% of commission revenue was earned from two sponsors of variable annuity products. At December 31, 2011, approximately 74% and 16% of commissions receivable were from two sponsors of variable annuity products.

For the year ended December 31, 2010, approximately 62% and 23% of commission revenue was earned from two sponsors of variable annuity products. At December 31, 2010, approximately 71% and 17% of commissions receivable were from two sponsors of variable annuity products.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes resulting from temporary differences between US GAAP and income tax reporting purposes.

The Company files a consolidated federal tax return with its Parent. Based on a tax allocation agreement effective May 30, 2000, the Company's share of the consolidated federal tax liability for each taxable year for which the Company is a member of the consolidated group is determined as if the Company were at all times during the taxable year and all previous years liable for taxation as a separate taxpayer not included or includible in the consolidated group.

The Company currently follows Accounting Standards Codification ("ASC") 740-10, *"Accounting for Uncertainty in Income Taxes, an Interpretation of FAS No. 109"*, which creates a single model to address uncertainty in income tax positions and prescribes the minimum recognition threshold a taxation is required to meet before recognized in the financial statements. ASC 740-10 also provides guidance on the derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure, and transition. As of December 31, 2011, the Company did not recognize any interest or penalties related to any unrecognized tax positions.

With few exceptions, the Company is no longer subject to United Stated federal income tax or state income tax examinations for years before 2007.

Fair Value of Financial Instruments

The Company includes fair value information in the notes to financial statements when the fair value of its financial instruments is different from the book value. When the book value approximates fair value, no additional disclosure is made.

2. Summary of Significant Accounting Policies, continued

The Company follows the guidance promulgated by ASC 820-10, "Fair Value Measurements", which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. ASC 820-10 does not require any new fair value measurements, but provides guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information.

Recently Issued Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2011-04, *Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in US GAAP and International Financial Reporting Standards ("IFRS")*. This pronouncement was issued to provide a consistent definition of fair value and ensure that the fair value measurement and disclosure requirements are similar between US GAAP and IFRS. ASU 2011-04 changes certain fair value measurement principles and enhances the disclosure requirements, particularly for Level 3 fair value measurements. ASU No. 2011-04 is effective for reporting periods beginning after December 15, 2011 with application on a prospective basis. The Company does not anticipate the adoption of this new guidance to have a significant impact on its financial statements.

In December 2011, the Financial Accounting Standards Board ("FASB") issued ASU No. 2011-11, *Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities*. ASU No. 2011-11 was issued to provide enhanced disclosures that will enable users of the financial statements to evaluate the effect or potential effect of netting arrangements on an entity's financial position. The amendments under ASU No. 2011-11 require enhanced disclosures by requiring entities to disclose both gross information and net information about both instruments and transactions subject to an agreement similar to a master netting arrangement. This scope would include derivatives, sale and repurchase agreements, reverse sale and repurchase agreements, and securities borrowing and lending arrangements. ASU No. 2011-11 is effective retrospectively for annual periods beginning on or after January 1, 2013, and interim periods within those periods. The Company is evaluating the potential impact of the adoption of this new guidance on its financial statements.

3. Deposit With Clearing Organization

The Company has an agreement with Southwest Securities, ("the clearing organization"), whereby the clearing organization performs clearing functions for all security transactions with brokers and dealers. The clearing organization required that a security deposit balance of $10,000 as of December 31, 2011 and 2010 be maintained by the Company. The balance is reflected as restricted cash on the statements of financial condition.

4. Income Taxes

For the years ended December 31, 2011 and 2010, the actual income tax expense of $84,798 and $31,454, respectively, approximated the expected income tax expense, based on the statutory tax rate of 35%. The deferred tax liability of $1,518 and $1,895 at December 31, 2011 and 2010, respectively, related primarily to accelerated depreciation and expenses not deductible for tax purposes. There is no difference in federal income tax expense allocated from the Parent at the statutory rate with respect to income taxes recorded in the statements of income for the years ended December 31, 2011 and 2010.

Continued

5. Related-Party Transactions

At December 31, 2011 and 2010, the Company had a tax payable to its Parent of $84,798 and $303,184, respectively for the Company's share of the consolidated federal tax liabilities pursuant to its tax allocation agreement.

At December 31, 2011 and 2010, the Company had an overhead expense reimbursement agreement in place with FFC for which the Company reimburses FFC for certain operating expenses incurred, including a service fee of $10,000 per month, which is included in service fee expense in the accompanying statements of income. During the years ended December 31, 2011 and 2010, the Company reimbursed FFC $511,597 and $559,689, respectively for general operating costs.

At December 31, 2011 and 2010, the Company also had an expense allocation agreement in place with First Financial Administrators, Inc. ("FFA"), a third-party administrator that performs administrative services related to data processing of securities transactions. FFA shares certain common management with the Company. The Company incurred an expense of $180,000 during the years ended December 31, 2011 and 2010 for these administrative services, which is included in service fee expense in the accompanying statements of income.

As of December 31, 2011 and 2010, the Company had accounts receivable of $7,785 and $6,926, respectively, from the Parent, and $1,000 and $0, respectively, from FFA. The balances represent allocations of general operating expense reimbursements.

As of December 31, 2011 and 2010, the Company had accounts payable of $70,677 and $133,967, respectively, owed to FFC. The accounts bear no interest, are payable upon demand, and represent allocations of general operating expenses.

6. Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

At December 31, 2011 and 2010, the Company had net capital of $677,394 and $507,792 which is $627,394 and $457,792 in excess of the net capital requirement of $50,000. At December 31, 2011 and 2010, the Company's ratio of aggregate indebtedness to net capital was 0.17 and 0.78 to 1. The Securities and Exchange Commission permits a ratio for the Company at this time of no greater than 15 to 1.

7. Exemption From Rule 15c3-3

The Company, as a Fully Disclosed Introducing broker dealer, claims the exemptive provisions of SEC Rule 15c3-3 under paragraph (k)(2)(ii). As a result, the "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession or Control Requirements" are not required as the clearing organization clears all the Company's trades on a fully disclosed basis.

8. Subordinated Liabilities

The Company had no subordinated liabilities during the years ended December 31, 2011 and 2010. Therefore, the statement of changes in liabilities subordinated to claims of general creditors has not been presented.

Continued

9. Capital Lease

Assets under capital leases are capitalized using interest rates appropriate at the inception of the lease. Following is an analysis of assets under capital leases as of December 31, 2011 and 2010:

	2011	2010
Office equipment, at cost	$ 11,411	$ 11,411
Less accumulated amortization	(5,433)	(3,261)
	$ 5,978	$ 8,150

Future minimum lease payments for the above assets under capital leases at December 31, 2011 are as follows:

December 31,	
2012	$ 2,793
2013	2,793
2014	2,096
Total minimum obligations	$ 7,682
Interest	$ 978
Present value of net minimum obligations	$ 6,704
Current portion of obligation	$ 2,231
Long-term portion of obligation	$ 4,473

10. Subsequent Events

Subsequent events have been evaluated through February 22, 2012, which is the date the financial statements were available for issuance.

Continued

SUPPLEMENTARY INFORMATION

HLB

HAM, LANGSTON & BREZINA, L.L.P.

11550 FUQUA, SUITE 475
HOUSTON, TEXAS 77034
PHONE (281) 481-1040
FAX (281) 481-8485
www.hlb-cpa.com

INDEPENDENT ACCOUNTANTS' REPORT ON THE INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5

The Board of Directors
First Financial Securities of America, Inc.:

In planning and performing our audit of the financial statements and supplemental schedule of First Financial Securities of America, Inc. (the "Company") for the year ended December 31, 2011, we considered its internal controls, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal controls.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-1 3 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the board of governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal controls and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal controls or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal controls would not necessarily disclose all matters in internal controls that might be considered material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's audited financial statements will not be prevented or detected on a timely basis. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above, including procedures for safeguarding securities.

Continued

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Ham, Langston & Brezina, L.L.P.

Houston, Texas
February 24, 2012

FIRST FINANCIAL SECURITIES OF AMERICA, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

	2011
Net capital:	
Total shareholder's equity per the accompanying financial statements	$ 855,218
Nonallowable assets:	
Commissions receivable (net of payables)	90,667
Receivable, related parties	8,785
Capital lease assets, net	5,978
Prepaid expenses and other assets	72,394
Total nonallowable assets	177,824
Net capital before haircuts on security positions	677,394
Haircuts on security positions	-
Net capital	677,394
Minimum net capital required (the greater of $50,000 or 6-2/3% of total aggregate indebtedness)	50,000
Excess net capital	$ 627,394
Aggregate indebtedness	$ 117,158
Ratio of aggregate indebtedness to net capital	0.17

Note: Computed regulatory net capital and aggregate indebtedness differ from that disclosed in the FOCUS report filed under X-17A-5 on January 26, 2012 as follows:

	Net Capital	Aggregate Indebtedness
Per FOCUS report	$ 646,102	$ 196,034
Post closing adjustments:		
Decrease in accrued expenses	31,292	(31,292)
Per above	$ 677,394	164,742
Commissions payable - nonallowable		47,584
Total aggregate indebtedness		$ 117,158

The accompanying notes are an integral part of these financial statements.

HLB

HAM, LANGSTON & BREZINA, L.L.P.

11550 FUQUA, SUITE 475
HOUSTON, TEXAS 77034
PHONE (281) 481-1040
FAX (281) 481-8485
www.hlb-cpa.com

REPORT OF INDEPENDENT ACCOUNTANTS ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC GENERAL ASSESSMENT RECONCILIATION

The Board of Directors
First Financial Securities of America, Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2011, which were agreed to by First Financial Securities of America, Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The management of the Company is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries; noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with the supporting schedules of revenue deposits by carrier and product type noting a difference of $123 in the revenue reported on Form SIPC-7 when compared to total calculated revenue per the supporting schedule of revenue deposits by carrier;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules of revenue deposits by carrier and product type supporting the adjustments noting a difference of $123 in the revenue reported on Form SIPC-7; and

5. Noted no overpayment was applied to the current assessment which was consistent with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

Continued

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ham, Langston & Brezina, L.L.P.

Houston, Texas
February 24, 2012

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 12-31-, 20 11
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

029565 FINRA DEC
FIRST FINANCIAL SECURITIES OF 21*21
PO BOX 670329
HOUSTON TX 77267-0329

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Larry Forrester 281-847-8422

2. A. General Assessment (item 2e from page 2) $ 0
   B. Less payment made with SIPC-6 filed (exclude interest) ( )
   _______ Date Paid
   C. Less prior overpayment applied (151.56)
   D. Assessment balance due or (overpayment) (151.56)
   E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum ______
   F. Total assessment balance and interest due (or overpayment carried forward) $ (157.56)
   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $______
   H. Overpayment carried forward $(151.56)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

First Financial Securities of America, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 15th day of February, 20 11

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1, 20 11
and ending 12/31, 20 11

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,204,870
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	1,204,305
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 771	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ ______	
Enter the greater of line (i) or (ii)	771
Total deductions	1,205,076
2d. SIPC Net Operating Revenues	$ (206)
2e. General Assessment @ .0025	$ 0
	(to page 1, line 2.A.)